UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

February 20, 2013

Commission File Number: 000-54841

D.E MASTER BLENDERS 1753 N.V.

Oosterdoksstraat 80

Amsterdam, 1011 DK

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

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Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Press Release

Changes to the Board of D.E MASTER BLENDERS 1753

Amsterdam, February 18, 2013 – D.E MASTER BLENDERS 1753 announces several changes to the composition of its Board.

Mr. Kees van Lede, having served on the Boards of Sara Lee and D.E MASTER BLENDERS 1753 for the last 12 years, expressed his wish to step down as a member of the Company’s Board of Directors after the successful completion of the spin off. His resignation will come into effect on February 27, 2013.

“We thank Kees for his valuable contributions to the spin and subsequent listing of D.E MASTER BLENDERS 1753 as an independent pure play coffee and tea company on the Amsterdam stock exchange. The Board and I appreciate Kees’ wise counsel and advice during this important transition of the Company,” said Jan Bennink, interim CEO and Non-Executive Director of the Board of D.E MASTER BLENDERS 1753.

The Board of Directors will propose to appoint Mr. Jan Louis Burggraaf as a Non-Executive Director of the Company’s Board. His nomination will be made to the Extraordinary General Meeting of Shareholders (EGM) to be held on April 17, 2013 in Amsterdam. Jan Louis Burggraaf, of Dutch nationality, was attorney-at-law with Baker & McKenzie and Loeff Claeys Verbeke before becoming a partner at the international law firm Allen & Overy LLP in 2000. Additionally, Jan Louis fulfills a number of supervisory and advisory roles at non-listed companies and not for profit organizations.

Jan Bennink commented: “We are very pleased that Jan Louis Burggraaf is willing to join our Board. With his in-depth knowledge and experience in corporate law and corporate governance, Jan Louis will provide us with substantial relevant expertise.”

The Board of Directors will also propose to the EGM to appoint Michel Cup, currently CFO of the Company, as Executive Director of the Board.

“Michel has played a crucial role during this challenging time in the Company’s development. Michel’s insights and expertise will provide a valuable contribution to the Board,” said Jan Bennink.

In addition, the Board will propose to the EGM to appoint Jan Bennink as Executive Director, following his appointment as the Company’s interim CEO, until a new CEO has been appointed. In relation to this, the Board has appointed Norman Sorensen, currently Non-Executive Director and Senior Lead Director of the Company’s Board, as interim Non-Executive Chairman of the Board.

Rob Zwartendijk, who was appointed to the Company’s Board at the General Meeting of Shareholders on November 28, 2012, will assume responsibilities as chairman of the Company’s audit committee. Non-Executive Board Member Mercy Corrales will take over the chairmanship of the remuneration committee from Norman Sorensen.

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About D.E MASTER BLENDERS 1753

D.E MASTER BLENDERS 1753 is a leading pure-play coffee and tea company that offers an extensive range of high-quality, innovative products through well-known brands such as Douwe Egberts, Senseo, L’OR, Pilão, Merrild, Moccona, Pickwick and Hornimans in both retail and out of home markets. The company holds a number of leading market positions across Europe, Brazil, Australia and Thailand and its products are sold in more than 45 countries. D.E MASTER BLENDERS 1753 generated sales of more than € 2.7 billion in fiscal year 2012 and employs around 7,500 people worldwide. For more information, please visit www.demasterblenders1753.com.

Contact	Investor Relations	Corporate Communications
	Robin Jansen	Michiel Quarles van Ufford
	+31 20 558 1014	+31 20 558 1080
	investor-relations@DEMB.com	media-relations@DEMB.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

D.E MASTER BLENDERS 1753 N.V.

Date: February 20, 2013	By:	/s/ Onno van Klinken
Onno van Klinken General Counsel & Secretary